Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2006	2005

Net income	$801	$661

Weighted average shares outstanding for calculating basic earnings per share	6,504,893	6,592,750

Options	208,646	238,102
Total shares for calculating diluted earnings per share	6,713,539	6,830,852

Basic earnings per share	$0.12	$0.10

Diluted earnings per share	$0.12	$0.10

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